ROPES & GRAY LETTERHEAD

May 3, 2007	Marc A. Rubenstein 617-951-7826 Marc.Rubenstein@ropesgray.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:
Sirtris Pharmaceuticals, Inc.
Registration Statement on Form S-1
File Number 333-140979

Ladies and Gentlemen:

        On behalf of Sirtris Pharmaceuticals, Inc. (the "Company"), submitted herewith for filing is Amendment No. 5 ("Amendment No. 5") to the Registration Statement referenced above (the "Registration Statement").

        Amendment No. 5 is being filed in response to comments contained in the letter dated April 27, 2007, from Jeffrey Riedler of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Christoph Westphal, the Company's Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Ropes & Gray LLP by the Company. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 5. Page numbers referred to in the responses reference the applicable pages of Amendment No. 5.

        On behalf of the Company, we advise you as follows:

Initial clinical strategy and regulatory status, page 4

1.
Please expand the discussion to clarify the status of your application and ability to conduct clinical studies in the United States pending resolution of any outstanding issues with the FDA, e.g. if your application is currently on hold pending resolution of issues and you cannot conduct clinical trials in the United States, so state. Also, please indicate the nature of the additional information requested, when you anticipate providing this information, and the anticipated time frame, if determinable, for clinical testing in the United States to begin.

  Response:    The Company has revised the prospectus in response to the Staff's comments. The Company has indicated, on page 4, that its IND is on hold with the FDA. The Company has further indicated that it cannot conduct clinical trials in the United States until the Company provides additional information to the FDA and the FDA accepts the Company's IND. The Company has included a description of the additional information requested by the FDA. First, the FDA requested clarification of possible adverse events in the two Phase 1a, normal volunteer, clinical studies that the Company completed in India. The Company provided to the FDA full clinical study reports of these Phase 1a clinical studies, which were completed and collected by the clinical research organization the Company engaged in India. In February 2007, the Company received a favorable response to this information from the FDA.

  The Company also indicated that, in connection with the Company's IND submission, the FDA has requested additional genotoxicity and other preclinical toxicity data regarding SRT501. The Company has successfully addressed the genotoxicity request and is currently in discussions with the FDA to address their request regarding preclinical toxicity studies. Although the FDA was satisfied with the safety profile from the 28 day toxicity study that the Company completed in rodents, the Company did not show in a non-rodent species a dose level of SRT501 that produces toxicity as requested by the FDA in February 2007. The Company is now establishing, with the FDA, an appropriate species in order to test toxicity in a second animal species. The Company expects to complete that animal toxicity study by the end of 2007, and, if the FDA finds the data acceptable, the Company expects to be able to commence clinical studies of SRT501 in the United States by 2008.

  The Company has included similar disclosure in the "Business" section on page 65 of the prospectus.

2.
Please clarify the effect the delay in approval of your IND, or possible non-approval of the IND, may have on your future prospects. If applicable, this information should also be presented in the risk factor section.

  Response:    The Company has revised the prospectus in response to the Staff's comments. On pages 4 and 5 of the prospectus, the Company has indicated that any additional delay in acceptance by the FDA of the IND for SRT501 would delay the start of future clinical studies in the United States and the potential approval of SRT501 by the FDA. The Company expects that it will satisfactorily address all requests from the FDA in time to initiate clinical studies in the United States in 2008 but has indicated that there can be no assurance that the Company will be able to initiate such studies at such time.

        The Company has also indicated, in the risk factor entitled "We may not be able to initiate and complete preclinical studies and clinical trials for our product candidates which could adversely affect our business," on page 10 and 11, that the Company's IND is on hold and that the Company cannot conduct clinical studies in the United States until the Company satisfactorily responds to requests from the FDA for certain additional information. Specifically, the Company has noted that, in order to commence clinical trials in the United States, the Company must reach agreement with the FDA on a second animal species for preclinical toxicity studies and satisfy the FDA with the results of such studies. The Company has indicated that it cannot guarantee that it will be able to successfully accomplish these activities or all of the other activities necessary to initiate and complete clinical trials as well as what the consequences of such a failure may be. Therefore the Company believes that it has addressed the primary risks associated with delay in approval, or possible non-approval, of its IND.

Capitalization, page 33

3.
Please delete the cash line item from the Capitalization table.

  Response:    The Company has revised the prospectus in response to the Staff's comments.

Critical Policies and Estimates, page 45

Stock-based compensation, page 46

4.
We note your response to comment 3. Please address the following

•
On page 48 and F-12 of your filing, you disclose that, for the IPO market approach scenario, you selected the comparable companies based on similar factors; including the number of drug candidates under development, the status of clinical trials, the status of the intellectual property portfolios and the status of partnerships and collaborations with large pharmaceutical companies. Based on the information provided in Exhibit A, the population used is a wide variety of biotech companies. Please be more specific regarding the factors used in determining comparable companies.

  Response:    The Company has revised the prospectus in response to the Staff's comment. The Company began its analysis for the February 2006 grant date by using the Guideline Public Company Method as outlined in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid). The Company compiled a complete list of all biotech companies that have completed their initial public offerings since January 1, 2005 attached hereto as Exhibit A. For the explanation of column headings and clarifications made to Exhibit A since the response to the previous filing, please see Exhibit A of the correspondence submitted to the Staff on the Company's behalf by the Company's counsel via e-mail on April 30, 2007 and the correspondence submitted on the Company's behalf by the Company's counsel via e-mail on May 2, 2007, both sets of which were subsequently filed on Edgar with the Staff as correspondence. Since no single company is more comparable than the others to the Company, the Company decided to use the mean IPO pre-money valuation of companies in a similar general stage of development (Phase 1 and 2). Therefore, the Company shortened the list to only include companies with product candidates in Phase 1 or 2 clinical trials and excluded all companies in Phase 3 clinical trials or with marketed products. The Company analyzed two data sets 1) Phase 1 & 2 IPOs since January 2005 and 2) Phase 1 & 2 IPO's since January 2006. The midpoint between the two data sets is approximately $118 million. The Company used this value as the Expected Market Capitalization in its February 2006 valuation.

        Upon completion of its Series C financing in March/April 2006, the Company believed that the Expected Market Capitalization previously used was no longer relevant as it was lower than the implied valuation of the Series C financing. Therefore, the Company followed the Guideline Transaction Method as outlined in paragraph 55 of the Practice Aid and considered transactions in equity securities of the Company with unrelated investors. Therefore, the Company increased its Expected Market Capitalization in August 2006 (based on Series C financing), December 2006 (based on initial proposed terms of the Series C-1 financing) and again in February 2007 (based on the final closing of the Series C-1 financing).

        Since the Series C financing was led by an unrelated third-party investor and new investors who purchased 49% of the financing, the Company believes that it was a reliable indicator of the Company's Implied Valuation. Similarly, the Series C-1 financing was led by an unrelated third-party investor and new investors who purchased 73% of the financing, so the Company believes that it was also a reliable indicator. The Company has revised the prospectus in response to the Staff's comments.

        Since the beginning of 2006, the Company increased the probability weighting of completing an IPO, therefore increasing the fair value of common stock in the IPO scenario. The table below gives the fair value as calculated in the IPO scenario for each valuation date.

February 28, 2006	$4.99
August 30, 2006	$5.04
October 20, 2006	$5.30
December 15, 2006	$6.98
February 12, 2007	$7.82
March 1, 2007	$7.82
  •
  Please tell us why you believe it is appropriate to include companies with products in Phase 3 clinical trials and Phase 2 clinical trial in your comparable companies considering that your products are in pre-clinical and Phase 1 clinical trials.

  Response:    The Company compiled a complete list of all biotech companies that have completed their initial public offerings since January 1, 2005. In response to the Staff's comment, the Company shortened the list to only include companies with products in Phase 1 or 2 clinical trials and excluded all companies in Phase 3 clinical trials or with marketed products. The Company believes that it is appropriate to use Phase 1 and 2 companies in its analysis because (1) some companies refer to their Phase 1b clinical trial as a Phase 2a trial, leading the Company to believe that it is at a similar stage of clinical development to Phase 1 and Phase 2 companies and (2) the data set of Phase 1 companies consists of only four companies and, therefore, is too small to be a reliable indicator of fair value. The Company has revised the prospectus in response to the Staff's comments.

  •
  It appears that you are using the same comparables for each valuation date. Please tell us why that is appropriate given that the stage of development and milestones change with time.

  Response:    The Company advises the staff that it only used the comparables in its February 2006 valuation under the Guideline Public Company Method of the Market Approach. Upon completion of its Series C financing in March/April 2006, the Company believed that the Expected Market Capitalization previously used was no longer relevant as it was lower than the implied valuation of the Series C financing. Therefore, the Company followed the Guideline Transaction Method as outlined in paragraph 55 of the Practice Aid and considered transactions in equity securities of the Company with unrelated investors. Therefore, the Company increased its Expected Market Capitalization in August 2006 (based on Series C financing), December 2006 (based on initial proposed terms of the Series C-1 financing) and again in February 2007 (based on the final closing of the Series C-1 financing).

  •
  Please explain what the IPO Pre-money amount in Exhibit A represents and how it was derived. If the amount represents the enterprise value, please confirm that. If not, please explain the significance of the value and how it was used in your valuation of your common and preferred stock.

  Response:    The IPO Pre-money amount in Exhibit A represents the valuation of each company immediately prior to its initial public offering. It was calculated by multiplying the number of shares outstanding immediately before the IPO by the actual IPO price. The Company used the IPO Pre-money amount in its application of the Guideline Public Company Method of the Market Approach as outlined in the Practice Aid.

  •
  Please tell us why you believe that the market values of companies whose IPO dates occurred several years prior to your proposed IPO accurately represent the current industry IPO market conditions for your industry and should be included in your comparable companies.

  Response:    The Company revised its analysis to include only the IPO pre-money amounts of companies whose IPO dates were after January 1, 2005. The Company's analysis of the data set shows immaterial differences in the mean market values by shortening the timeframe to more recent IPO's.

  •
  Please confirm that you are only using non-public entities as comparables.

  Response:    The Company confirms that it only used non-public entities as comparables since it used the pre-money valuation of companies immediately prior to their initial public offerings.

5.
Refer to your response to comment 3. We do not believe that your method of using the median in determining the value of your company is appropriate. The population you are using is not based on comparable companies with similar products, marketability of products, stages of development, collaborative partnerships, etc. In addition, it appears based on the information you provided that the company you are using for the median has completed phase 2 in one indication and went effective over a year ago when the market for your industry may have been different. It is unclear to us why this would represent comparable company.

  Response:    The Company has revised the prospectus in response to the Staff's comments to clarify its valuation methodology. Please see the response above to Comment 4 under the first bullet.

6.
Please update the table on page 47 to include any options, warrants, or other equity instruments granted/issued in 2007. Disclose any anticipated compensation expense to be recorded as a result of equity issuances.

  Response:    The Company has revised the prospectus in response to the Staff's comments.

Initial clinical strategy and regulatory status, page 61

7.
Please expand the discussion to indicate when you received the favorable response referred to in the carryover paragraph on the top of page 62.

  Response:    The Company has revised the prospectus in response to the Staff's comments. The Company has indicated, on page 65, that, in February 2007, it received a favorable response from FDA regarding the full clinical study reports of the Phase 1a clinical studies that were completed and collected by the contract research organization the Company engaged in India.

8.
Please indicate when the FDA requested the non-rodent toxicity study and the amount of additional time you anticipate will be required to complete this study.

  Response:    The Company has revised the prospectus in response to the Staff's comments. The Company has indicated, on page 65, that the FDA requested the dose level that produces toxicity in a non-rodent species in February 2007 and that the Company expects to complete that animal toxicity study by the end of 2007.

Note 14. Subsequent event, page F-34

9.
We note your response to comment 6. Please revise your disclosure to clarify that the shares of Series C-1 redeemable convertible preferred stock issued on January 22 and February 1, 2007 are convertible at $8.82 per share. In addition, please tell us and disclose in the filing what events occurred to increase the fair value of the underlying shares from the $4.62 amount at December 2006 to $6 at the time of issuance in January 22, 2007 and February 1, 2007 and what events led to the increase from the issuance of the C-1 redeemable convertible preferred stock price of $6 to the IPO range of $9-11. We note your response states that 73% of the Series C-1 redeemable convertible preferred stock offering was funded by independent investors yet on page 98 you disclose that 5,520,833 or 73% of the shares were sold to the directors, officers and five percent shareholders. Please explain this inconsistency.

  Response:    The Company has revised the prospectus in response to the Staff's comment on page F-30 to disclose that shares of Series C-1 redeemable convertible preferred stock are convertible at $8.82 per share. The Company also revised the prospectus on page 55 to disclose the events that led to the increase in the fair value of the underlying shares from December 2006 to the IPO range of $9-$11. The Series C-1 financing was led by an unrelated third-party investor and new investors purchased 73% of the financing. The lead investor in the financing, John W. Henry Trust, became a greater than 5% shareholder after the Series C-1 financing and therefore is included as a related party transaction.

        The Company intends to commence marketing this offering as soon as possible. We would, therefore, appreciate receiving any additional comments on the Registration Statement, or receiving advice that there are no further comments on the Registration Statement, as soon as possible.

Very truly yours,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:
Suzanne Hayes
John L. Krug
Dana Hartz
Mary Mast
Christoph Westphal
Richard D. Truesdell, Jr.

Exhibit A

Sirtris Pharmaceuticals, Inc
Enterprise Values of Biotech IPOs since 2005

			IPO Pre-Money Valuations (in thousands)
Number	Company	IPO Date	All Biotechs	Phase 1 since 1/05	Phase 1 and 2 since 1/05	Phase 1 since 1/06	Phase 1 and 2 since 1/06	Clinical Trials
1	Viacell	1/21/05	200,000	200,000	200,000			p1-stem cell transplant, also had > $30m in revenue
2	Gentium	1/24/05	48,000		48,000			p2-phenoxodiol
3	Favrille	2/2/05	99,000					p3-non hodgkin's lymphoma
4	Icagen	2/3/05	132,000		132,000			p2-completed for sickle cell
5	Threshold	2/10/05	167,000					1 drug marketed for hypertension, 4 additional com
6	CardiaVascular Biotherapeutics	2/11/05	1,211,000					p3-insomnia, 5 products in trials
7	Aspreva	3/4/05	283,000					4 drugs in clinical trials including 2 in late sta
8	Xenoport	6/2/05	149,000		149,000			p1/2-Pancreatic Cancer, p2-BPH, p1-Tumors
9	Advanced Life Sciences	8/5/05	54,000					p3-pneumonia, p2-HIV
10	Coley	8/10/05	301,000					p2-cancer, 3 p1-Hep C, asthma, cancer
11	Somaxon	8/15/05	143,000					p3-insomnia, p2-gambling,p2-smoking
12	Sunesis	9/27/05	107,000					p3-urinary tract infection, p1-bacteria in CF
13	Avalon	9/29/05	59,000	59,000	59,000			p1-inlicensed from Vertex
14	Accentia	10/28/05	212,000					p3-chronic rhinosinusitis, p3 lymphoma
15	CombinatoRx	11/9/05	114,000		114,000			6 p2a-immuno-inflamatory, 1 p1/2 cancer

16	Altus	1/26/06	210,000		210,000			p2 complete-CF, p2-growth disorders
17	Iomai	2/1/06	83,000	83,000	83,000	$83,000	$83,000	2 p1-flu vaccine patch, p1-diarrhea patch
18	SGX	2/1/06	60,000					p3-3rd line leukemia, multiple p1/2 starting
19	Valera	2/2/06	97,000					mkts prostate cancer, p3-early onset puberty
20	Acorda	2/10/06	81,000					p3-spinal cord injury, p2-MS
21	Alexza	3/8/06	137,000		137,000		137,000	p2a-migraines, p1-acute panic attacks, p1-acute agitation and schizophrenia
22	Targacept	4/12/06	127,000		127,000		127,000	p2 complete-AAMI, p2-alzheimers, p2-schizophrenia
23	Vanda	4/13/06	159,000					p3-schizophrenia, p3-insomnia,p2-excessive sleepiness
24	Novacea	5/9/06	104,000					p3-prostate cancer
25	Replidyne	6/27/06	219,000					p3-bronchitis, p2-acute otitis media, p1-skin/wound infections
26	Osiris	8/3/06	259,000					p3-steroid refractory GvHD
27	Trubion	10/17/06	157,000		157,000		157,000	p2b-rheumatoid arthritis
28	Cadence	10/24/06	198,000					p3-pain/fever, p3 catheter infection
29	Achillion	10/25/06	119,000		119,000		119,000	p2-HIV, p1b-HCV
30	Catalyst	11/7/06	55,000	55,000	55,000	55,000	55,000	p1-addiction
31	Emergent BioSolutions	11/14/06	280,000					market anthrax vaccine, p1-typhoid vaccine, p1-HBV vaccine, p1-strep vaccine

	Mean			$99,250	$122,308	$69,000	$113,000
	Median			$71,000	$127,000	$69,000	$123,000